Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                Health Net, Inc.
                                  Common Stock
                             CUSIP Number 42222G108

Date of Event Which Requires Filing of this Statement:     December 31, 2003

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         [ X   ]  Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)
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CUSIP No. 42222G108

         1)     Name of reporting person:
                  Legg Mason, Inc.
                Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned:  *

     * Beneficial ownership of the issuer's securities is no longer attributed to Legg Mason, Inc. as parent company and is now reported directly by
        its investment adviser subsidiaries.   See item 4 for more details.

         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  - 0 -

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  0%

         12)    Type of reporting person:
                  HC, CO

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         Item 1a)     Name of issuer:
                           Health Net, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           21650 Oxnard Street
                           Woodland Hills, California  91367

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     42222G108

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)[ ] Broker or dealer under Section 15 of the Act.
         (b)[ ] Bank as defined in Section 3(a) (6) of the Act.
         (c)[ ] Insurance Company as defined in Section 3(a) (6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment
                       Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940.
         (f)[  ]Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)[ X]Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h)[  ]Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:              - 0 - *

         *In accordance with Exchange Act Release No. 39538, the investment adviser subsidiaries of Legg Mason, Inc. have established informational barriers and therefore beneficial ownership of the issuer's securities is no longer attributed to Legg Mason, Inc. as parent company.

         The investment adviser subsidiaries with beneficial ownership of 5% or more of the issuer's securities have filed a separate Schedule 13G that discloses their beneficial ownership as of December 31, 2003.
         See Schedule 13G filing by Legg Mason Funds Management, Inc.

         (b)     Percent of Class:  0%

         (c)     Number of shares as to which such person has:
                  (i)     sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)    shared power to vote or to direct the vote:
                                    - 0 -
                  (iii)   sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)   shared power to dispose or to direct the disposition of
                                    - 0 -

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:
                           n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------------
         Date - February 13, 2004

         Legg Mason, Inc.

         By   ____________________________________________________
                   Peter L. Bain, Executive Vice President